Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

TD Bank Group to Issue Preferred Shares

May 26, 2014 - TORONTO – The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced an inaugural Basel III-compliant domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1 (the “Series 1 Shares”).

TD has entered into an agreement with a group of underwriters led by TD Securities Inc. to issue, on a bought deal basis, 12 million Series 1 Shares at a price of $25.00 per share to raise gross proceeds of $300 million. TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series 1 Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing.

The Series 1 Shares will yield 3.90% annually, payable quarterly, as and when declared by the Board of Directors of TD, for the initial period ending October 31, 2019. Thereafter, the dividend rate will reset every five years at a level of 2.24% over the then five-year Government of Canada bond yield.

Subject to regulatory approval, on October 31, 2019 and on October 31 every 5 years thereafter, TD may redeem the Series 1 Shares, in whole or in part, at $25.00 per share. Subject to TD's right of redemption, holders of the Series 1 Shares will have the right to convert their shares into Non-Cumulative Floating Rate Preferred Shares, Series 2 (the “Series 2 Shares”), subject to certain conditions, on October 31, 2019, and on October 31 every five years thereafter. Holders of the Series 2 Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TD, equal to the three-month Government of Canada Treasury bill yield plus 2.24%.

The expected closing date is June 4, 2014. TD will make an application to list the Series 1 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Series 1 Shares and Series 2 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.) and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$896 billion in assets on April 30, 2014. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Manager, Media Relations

416-983-4412